Writer’s Direct Dial: (212) 225-2122

        E-Mail: rcheck@cgsh.com

January 26, 2007

Mr. John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	NTR Acquisition Co. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-135394 Filed January 11, 2007

Dear Mr. Reynolds:

On behalf of NTR Acquisition Co. (the “Company”), we are writing to respond to a comment received telephonically from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on January 26, 2007, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comment, and as discussed with the Staff, the Company proposes to clarify the disclosure in its final prospectus to be filed under Rule 424(b) by making the revision evidenced on the attached page.

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John Reynolds, Assistant Director, p. 2

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2122 or my colleague Carolyn J. Luxemburg at (212) 225-2418.

Sincerely,

/s/ RAYMOND B. CHECK

Raymond B. Check, Esq.

Attachment

cc:	Mario Rodriguez, NTR Acquisition Co.

Other significant environmental and health and safety legislation includes the Toxic Substances Control Act, which regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act, which imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; and the Emergency Planning and Community Right-to-Know Act, which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. In addition, the U.S. Department of Transportation, through agencies such as the Office of Pipeline Safety and the Office of Hazardous Materials Safety, regulates in a comprehensive manner the transportation of products such as gasoline and chemicals to protect the health and safety of the public.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to utilize the cash proceeds of the sale of the founders’ securities and this offering, our capital stock, debt or a combination of these as the consideration to be paid in an initial business combination. While substantially all of the net proceeds of this offering are allocated to completing an initial business combination, the proceeds are not otherwise designated for more specific purposes. Accordingly, you will not be provided an opportunity to evaluate the specific merits or risks of one or more target businesses at the time of your investment. If we engage in an initial business combination with a target business using our capital stock or debt financing to fund the combination, proceeds from this offering will then be used to undertake additional acquisitions or to fund the operations of the target business on a post-combination basis. We may engage in an initial business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares, and which wants to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. These uncertainties include time delays, compliance and governance issues, significant expense, a possible loss of voting control, and the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be commenced. We may seek to effect a business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so. Although our initial business combination may be structured as a purchase of operating assets, we expect that it will in all cases constitute an acquisition of a “business” under the applicable rules of the Securities and Exchange Commission.

We have not identified a target business

Prior to the founding of our company, our initial stockholder, NTR Partners LLC, commissioned and obtained from a consulting firm a report in order to validate one of the premises of our business plan—that the capital cost of upgrading an existing refinery to process heavy, sour crude oils could, in an appropriate case, be economically justified by the resulting ability to take advantage of the light/heavy and the sweet/sour differentials. That report screened a large selection of U.S. refineries and identified a number of refineries that would be suitable for processing heavy, sour crude oils but are either not currently equipped to do so or might have potential to increase capacity to do so. The report supported our view that opportunities exist in the U.S. refining industry to process increased production of heavy, sour crude oils economically. However, the report did not address whether any existing refineries are available for acquisition or the potential cost of any such acquisition, and so did not assess the overall economic feasibility of our acquisition-based business plan or provide the information necessary to identify and evaluate particular refineries as potential acquisition targets. We do not have any specific business combination under consideration or contemplation and neither we nor any related party, have, directly or indirectly, nor has anyone on our or any such party’s behalf, contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business.

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